Ref BTRsec/Rls Admin/Letters/2002/0481

Securities and Exchange C[redacted]
450 Fifth Street, N.W.
Washington DC 20549
USA

02028407

invensys

28 March 2002

Dear Sirs,

12g3 – 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed:

- Press Release announcing the award to Powerware Corporation of three US Department of State multiple – award, five year contracts' worth as much as £88 million;
- Announcement to the Stock Exchange concerning the sale of the Flow Control Business to Flowserve for $535 million;
- Notification to the Stock Exchange of Major Interests in Shares concerning Franklin Resources, Inc., and
- Announcement to the Stock Exchange confirming the completion of the sale of the Energy Storage disposal.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

dlw 4/16

announcement

invensys

11 March 2002

Powerware to safeguard critical applications at two hundred and seventy U.S. State Department posts worldwide

The U.S. Department of State has awarded Powerware Corporation, a unit of Invensys plc, three multiple-award, five-year contracts, worth as much as £88 million, to ensure reliable power access at the Department's 270 consulate and embassy posts worldwide. The announcement of the contract awards comes as the U.S. State Department steps up efforts to modernise their posts with the latest technology in power systems equipment.

The contracts include the delivery of power security hardware, including uninterruptible power systems (UPS), 50/60 hertz diesel engine generators, generator set overhauls, power transformers, transfer switches and automatic voltage regulators, as well as a complete portfolio of end-to-end services. The latter was a key requirement of the government contracts. As part of its end-to-end service package, Powerware will provide project management, engineering, power audits, installation, systems integration, training and on-site maintenance.

"U.S. government installations both at home and abroad depend on uninterrupted access to high-quality power," stated Scott Dysert, Vice President, Powerware Global Services. "By ensuring the highest level of power reliability and availability for their mission-critical applications, our systems will help State Department posts around the world achieve their operational goals."

The contract awards consist of three, multiple-award, five-year Indefinite Delivery Indefinite Quantity (IDIQ) contracts with a maximum cumulative value of £88 million. Specific terms include:

- A five-year IDIQ contract for UPS, with a £7 million maximum order amount per year;
- A five-year IDIQ contract to supply generators, power transformers and transfer switches, also with a £7 million maximum order amount per year;
- A five-year IDIQ contract for generator set overhauls, with a £3.5 million maximum order amount per year.

Invensys plc Carlisle Place London SW1P 1BX United Kingdom
Telephone +44 (0)20 7834 3848 Facsimile +44 (0)20 7834 3879 www.invensys.com

"Powerware has the capability to deliver integrated power protection and energy management solutions on a global scale. We have a long history of supplying these solutions to the U.S. government for mission critical applications," stated Dysert.

Powerware was also recently awarded a seven year, £54 million, IDIQ contract with the U.S. Air Force for power protection equipment, systems integration and support services. Powerware is now the largest supplier of UPS to the U.S. government, based on total number of contracts. Powerware's suite of products and services protect network and communications equipment from power spikes, sags and surges and provides an alternative energy supply in the event of an outage. By providing a seamless transfer between external power sources and internal back-up systems, Powerware ensures customers systems availability regardless of utility power quality.

Invensys Powerware
Invensys Powerware Division is a global leader in the power solutions industry. Offering the broadest range of product and services available today, Invensys Powerware integrates a full line of AC and DC power systems, power conversion products, standby batteries, telephone line surge suppression, power management software, remote monitoring, turnkey integration services and site support, providing a seamless solution. Powerware systems and services increase enterprise-wide systems availability and are utilized in local and wide area networking, data and voice over IP, co-location facilities, fixed-line and wireless communication networks, and industrial manufacturing. Invensys Powerware Division is headquartered in Raleigh, NC, and is part of Invensys plc.

Invensys plc
Invensys plc, the international production technology and energy management group, specialises in helping companies to improve efficiency, performance and profitability. With close to 76,000 employees, Invensys is headquartered in London, England.
Our Production Management businesses work closely with customers in order to drive up performance of their production assets and maximise the return on investments in product technologies. The division includes Foxboro, Wonderware, Triconex, APV, Eurotherm and Baan and it addresses the oil, gas, and chemicals; food beverage and personal healthcare; and discrete and hybrid manufacturing sectors.
Our Energy Management businesses actively work with clients involved in both the supply and consumption of energy, developing systems using innovative technologies that improve the reliability and security of power supplies. The division includes Energy Solutions, Metering Systems, Home, Appliance and Climate Controls and Power Systems and focuses on markets connected with power and energy infrastructure and commercial and residential buildings.

"emailalert@hemscott.co.uk" <emailalert
22/03/2002 07:26

To: "claudine.wykes@invensys.com" <claudine.wykes@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Disposal

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:4110T
Invensys PLC
22 March 2002

22 March 2002

Invensys Sells Flow Control Business to Flowserve
for $535 million

Invensys plc, the international production technology and energy management group ("Invensys"), announces that it has agreed to sell its Invensys Flow Control business to Flowserve Corporation (NYSE:FLS, FRNK:FWV), a leading provider of industrial flow management services, for cash consideration of $535 million. The sale proceeds will be used by Invensys to reduce its level of indebtedness.

Invensys Flow Control is a manufacturer of valves, actuators and associated flow control products mainly to the oil and gas, chemical and petrochemical, power generation and process industries. For the twelve months ending March 31, 2002, the business is expected to generate revenues and PBIT of around US$520 million and US$65 million respectively. Net assets which are the subject of the transaction are approximately US$330 million. Goodwill written off to reserves relating to acquisitions made over the last 25 years for the Flow Control business amounts to approximately $130 million.

The sale of Flow Control is consistent with Invensys' previously stated objectives to divest non-core assets as part of its overall plan to improve capital strength and increase strategic focus. The transaction is subject to customary regulatory approvals, the consent of Flowserve's lenders, completion of transaction financing and consultative procedures. The transaction is expected to complete by the end of May 2002.

Rick Haythornthwaite, CEO of Invensys said: "We identified Flow Control as a non-core business before the current strategy review. The combination of

Flow
Control with the Flowserve businesses should provide considerable opportunities
to enhance the growth prospects of both businesses. The sale is good value for
the company and reinforces our commitment to reducing debt and strengthening the
balance sheet."

Contact:

Victoria Scarth Tel: +44(0) 20 7821 3539
Invensys plc

Simon Holberton/Ben Brewerton Tel: +44(0) 20 7404 5959
Brunswick

Notes

Invensys Flow Control

Invensys Flow Control is one of the world's foremost manufacturers of valves,
actuators and associated flow control products, including steam systems, with
manufacturing facilities throughout the Americas, Europe and Asia. Invensys Flow
Control is widely recognized for its high quality engineered solutions and range
of industry leading brands, which include Edward, Limitorque, PMV, Argus and
McCanna, among others. The Company's core customer base consists of businesses
in a multitude of markets, including Oil and Gas, Chemical and Petrochemical,
Power Generation, Process industries and Equipment manufacturers and engineering
firms

Invensys plc

Invensys plc, the international production technology and energy management
group, specializes in helping companies to improve efficiency, performance and
profitability. With close to 76,000 employees, Invensys is headquartered in
London, England.

Our Production Management businesses work closely with customers in order to
drive up performance of their production assets and maximize the return on
investments in product technologies. The division includes Foxboro, Wonderware,
Triconex, APV, Eurotherm and Baan and it addresses the oil, gas, and

chemicals;
food beverage and personal healthcare; and discrete and hybrid manufacturing sectors.

Our Energy Management businesses actively work with clients involved in both the supply and consumption of energy, developing systems using innovative technologies that improve the reliability and security of power supplies. The division includes Energy Solutions, Metering Systems, Appliance and Climate Controls and Power Systems and focuses on markets connected with power and energy infrastructure and commercial and residential buildings.

About Flowserve Corporation

Flowserve Corp. is one of the world's leading providers of industrial flow management services. Operating in 30 countries, the company produces engineered pumps for the process industries, precision mechanical seals, automated and manual quarter-turn valves, control valves and valve actuators, and provides a range of related flow management services. The Company had fiscal 2001 revenues in excess of $1.9 billion.

FORWARD LOOKING INFORMATION

This release contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing the following subjects: future financial and operating results; and, the benefits of the acquisition.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the businesses of Flowserve and Invensys Flow Control will not be integrated successfully; and, other economic, business, competitive and/or regulatory factors affecting Flowserve's and Invensys Flow Control's businesses

generally.

This information is provided by RNS
The company news service from the London Stock Exchange

END

DISJTMFTMMATMLT

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:4322T
Invensys PLC
22 March 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Franklin Resources, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by Franklin Resources, Inc. and its affiliates, which includes Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates. These holdings form part of funds managed on behalf of clients.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Ltd	- 56,733,499
Royal Trust Corp of Canada	- 13,890,588
Bank of New York (BONY)	- 1,645,350
Bank of New York Europe Ltd	- 85,279
HSBC Bank	- 888,309

Merrill Lynch	- 5,563,396
Northern Trust Co.	- 3,140,075
Bankers Trust Company	- 1,362,780
Clydesdale Bank plc	- 11,883,798
Citibank	- 565,820
State Street Bank & Trust Co.	- 6,338,301
Deutsche Bank	- 412,176
Cede & Company (ADR's)	- 176,088

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

21 March 2002

11) Date company informed

21 March 2002

12) Total holding following this notification

102,685,459

13) Total percentage holding of issued class following this notification

2.9341%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Corporate Marketing and

Communications 020 7821 3712

16) Name of company official responsible for
making this notification

Anna Holland, Assistant Secretary

Date of notification: 22 March 2002

END

HOLSEFFFESESELD

"emailalert@hemscott.co.uk" <emailalert
25/03/2002 09:58

To: "claudine.wykes@invensys.com" <claudine.wykes@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Disposal

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:4987T
Invensys PLC
25 March 2002

25 March 2002

Invensys completes Energy Storage disposal

Invensys plc ("Invensys") today completed the previously-announced disposal of its Energy Storage Group ("ESG") to EnerSys, Inc. ("EnerSys"). The consideration has been revised by agreement between Invensys and EnerSys and now amounts to $425 million, comprising cash proceeds of $325 million received on closing, a $100 million Loan Note ("Note") issued by EnerSys, and warrants that, if exercised, may give Invensys up to a 28% equity stake in the enlarged company.

The Note, which bears interest at the 12 month LIBOR rate, is unsecured and subject to prepayment on the earlier of certain financing activities to be undertaken by EnerSys or a change of control of EnerSys. If the note is not prepaid, it is payable at the end of eight years.

Contact:

Victoria Scarth Tel: +44(0) 20 7821 3712
Invensys plc

Simon Holberton/Ben Brewerton Tel: +44(0) 20 7404 5959
Brunswick

FORWARD LOOKING INFORMATION
This release contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements.

END

DISJAMLTMMJTMAT